United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of February, 2004

GRUMA, S.A. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

(If  Yes  is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

CONTENTS
* Press Release dated February 11th, 2004; NOTICE OF EXCHANGE OF SHARE CERTIFICATES

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A. de C.V.

By     /s/ Raul Cavazos Morales
       ___________________________
Raul Cavazos Morales
Chief Financial Officer
Date: February 11th, 2004

Web site: http://www.gruma.com
Monterrey, N.L., Mexico, February 11, 2004	New York Stock Exchange: GMK Bolsa Mexicana de Valores: GRUMAB

NOTICE OF EXCHANGE OF SHARE CERTIFICATES

To all the shareholders of GRUMA, S.A. DE C.V., it is informed that due to the amendments to the Company's Bylaws resolved by the General Extraordinary Shareholders' Meeting held on December 4th, 2003, in accordance with the resolutions taken by said Meeting and as provided by article 140 of the ''Ley General de Sociedades Mercantiles'' (Mexican Corporate Law), the Company will proceed with the exchange of the 2002 share certificates with the new share certificates of the capital stock issued by the Company. The exchange of the share certificates deposited in S.D. INDEVAL, S.A. DE C.V., will take place on February 18th, 2004. The exchange of the shares that are not deposited on said Institution will be carried out according to the terms of the publication in the El Norte newspaper of today (February 11) in Monterrey, Nuevo Leon (attached hereto). The shareholders will have the right to receive for each share issued and outstanding represented in the 2002 share certificates (without coupons), one share represented in the 2004 share certificates.

11th of February of 2004

MR SALVADOR VARGAS GUAJARDO
Secretary of the Board of Directors
GRUMA, S.A. DE C.V.

NOTICE OF EXCHANGE OF SHARE CERTIFICATES

To all the shareholders of GRUMA, S.A. DE C.V., it is informed that due to the amendments to the Company's Bylaws resolved by the General Extraordinary Shareholders' Meeting held on December 4th, 2003, in accordance with the resolutions taken by said Meeting and as provided by article 140 of the ''Ley General de Sociedades Mercantiles'' (Mexican Corporate Law), the Company will proceed with the exchange of the 2002 issued share certificates for the new share certificates of the capital stock issued by the Company, as follows:

1. Beginning February 18, 2004, the new share certificates (without coupons) representing the series B shares, with the amendments, will be at the disposal of the shareholders.
2. The new share certificates will be delivered to the Company's shareholders in exchange of the 2002 share certificates (without coupons) representing the series B shares, in the offices of the Company located in Ave. La Clinica 2520, First Floor, Colonia Sertoma, Monterrey, Nuevo Leon, during business hours.
3. The shareholders will have the right to receive for each share issued and outstanding represented in the 2002 share certificates (without coupons), one share represented in the 2004 share certificates, of the same series. It is reminded to the shareholders that in order to proceed with the share exchange, it is required that the 2002 share certificates are of their property and are duly registered in the Share Registry of the Company. If someone does not have the aforementioned registration and wishes to proceed with it, aside from presenting the information containing name, nationality and domicile, they must exhibit the 2001 share certificates, duly issued to their name, endorsed in their favor or transferred to them by any other legal mean, their ''Registro Federal de Contribuyentes'' (Federal Taxpayer Registry) ID card, and if it is the case, the evidence of withholding and payment of the Income Tax caused by the seller of the shares, in compliance with articles 26, subsection XI and 27 of the ''Codigo Fiscal de la Federacion'' (Mexican Tax Code).
4. On the other hand, for shares deposited in S.D. Indeval, S.A. de C.V., ''Institucion para el Deposito de Valores'', the exercise of this right will be carried out in accordance with the applicable legal and administrative provisions.

11th of February of 2004

MR SALVADOR VARGAS GUAJARDO
Secretary of the Board of Directors
GRUMA, S.A. DE C.V.

Founded in 1949, GRUMA is the world's largest corn flour and tortilla producer. GRUMA is engaged primarily in the production, marketing, distribution, and sale of corn flour, package tortillas, and wheat flour. With leading brands in most of its markets, GRUMA operates principally through the following subsidiaries: Gruma Corporation, GRUMA's wholly owned corn flour and tortilla subsidiary in the United States and Europe; Grupo Industrial Maseca, S.A. de C.V. (''GIMSA''), the company's 83%-owned corn flour subsidiary in Mexico; Molinera de Mexico, GRUMA's 60%-owned wheat flour subsidiary in Mexico; Gruma Centro America, GRUMA's wholly owned corn flour subsidiary based in Costa Rica; and Productos y Distribuidora Azteca, S.A. de C.V. (PRODISA), GRUMA's wholly owned packaged tortilla subsidiary in Northern Mexico. GRUMA also produces corn flour and wheat flour in Venezuela through MONACA, a 95%-owned subsidiary, and DEMASECA, a 50%-owned subsidiary. Headquartered in Monterrey, Mexico, GRUMA has 14,500 employees and 74 plants and, in 2002, had net sales of US$1.8 billon, of which 48% derived from the United States and Europe operations. For more information, visit www.gruma.com.